Bob Shanks Executive Vice President Chief Financial Officer	World Headquarters One American Road Dearborn, MI 48126
December 1, 2017

Via email and EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:    Ford Motor Company
Form 10-K for Fiscal Year Ended December 31, 2016 (“2016 10-K Report”)
Form 10-Q for Fiscal Quarter Ended June 30, 2017 (“Second Quarter 2017 10-Q Report”)
File No. 001-03950

Dear Mr. Shenk:

The following is in response to the comments set forth in your letter dated November 7, 2017. For ease of reference, your comments are copied below with our response immediately following.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Notes to the Financial Statements
Note 3, Revenue, page 10

We have reviewed your response to prior comment 2. We note you provide other information outside your financial statements regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers, including but not limited to:

•
Monthly sales reports which include unit sales by brand, by vehicle type, and between retail and fleet sales. These reports also include a discussion of underlying trends for key vehicles and some information on transaction prices.

•	A Strategic Update given on October 3, 2017 which includes a discussion of plans to shift allocation of capital from cars to SUVs and trucks and to expand electric vehicles revenue opportunities.

•
An earnings call on July 26, 2017 which includes a discussion of the strong performance of commercial vehicles as well as consumers moving away from passenger cars and into utilities and trucks and your increasing investments in these areas as a result.

Given the information cited above, it appears other information about your automotive segment’s revenue (beyond geographical information) is used by the company and users of your financial statements to evaluate your financial performance or to make resource allocation decisions. In this regard, please tell us how you considered the presentation and use of such information pursuant to ASC 606-10-55-90(c) when determining the appropriate disaggregated revenue categories that depict how the nature, amount, timing and uncertainty of cash flows are affected by economic factors and in the context of meeting the overall disclosure objective of ASC 606-10-50-1.

Ford Motor Company
December 1, 2017

The vast majority of our sales are of vehicles, parts, and accessories to independent third-party dealers. The measure of revenue for such sales begins with the gross invoice price, an amount we know with certainty. Revenue is then adjusted for the variability in the amount we ultimately expect to receive from sales, taking into consideration all incentives we provide to our dealers – as well as incentives we have announced on dealer-owned inventory. The adjustment for incentives is made in the aggregate, not by vehicle line or vehicle classification.

When evaluating the disclosure requirements, we reviewed our presentation of revenue in communications other than our published financial statements and our filings with the Securities and Exchange Commission, consistent with the guidance in ASC 606-10-55-90. In particular, we examined both the information that our chief operating decision maker (“CODM”) uses when evaluating financial performance and allocating resources, and our historical investor and earnings calls presentations and related transcripts.

As noted in our response to Question 2 in our letter dated September 29, 2017, we concluded that in order to disaggregate revenue and provide meaningful information to the users of our financial statements, we needed to evaluate the elements of our contractual arrangements and determine those that most impact the nature, amount, timing, and uncertainty of cash flows. Considering the information that is used internally by our CODM and segment managers, the information we already disclose publicly, and the inherent economic differences in our contractual arrangements (e.g., sale vs. rental repurchase), we concluded we should use six key elements to present revenue by reportable segment under ASC 606: product/service, customer class, timing of cash flows, timing of revenue recognition, pricing model, and significant ongoing performance obligations. We concluded that using these key elements to disaggregate revenue and present it in a manner that was further disaggregated than what we were already disclosing would best explain how our reported revenue is affected by economic factors. The disaggregation and accompanying disclosures provide users of our financial statements with additional insight into the pattern of recognition and collection of cash for our existing sources of revenue.

In our response, we also addressed ASC 606-10-55-90(b) by further explaining that the level of disaggregated information we provided in our financial statements was at a level of detail greater than the information we provide to our CODM when evaluating financial performance and allocating resources. Our CODM evaluates performance of our four operating segments by reviewing reports showing the month’s revenues in total, by segment, and by our five geographic regions for the Automotive segment and compares the current results with the prior year and our forecasts. The information provided to the CODM is consistent with supplemental information we provide to users of our financial statements and in our periodic reports filed with the Securities and Exchange Commission. When allocating resources, our CODM does not have, and thus does not use, Automotive segment revenue by vehicle line or vehicle classification. Our CODM and segment managers focus on a long-term profitability equation that focuses on volume, bottom-line profits, and demographic trends when allocating resources.

The manner in which we considered information disclosed in other forums (e.g., earnings calls, investor calls, etc.) can best be explained in response to the three specific examples about which you have inquired.

1.	Monthly Sales Reporting Primarily Reflects Sales By Our Dealers
Monthly sales reporting is comprised of U.S. dealers’ retail sales and the average transaction price received by the dealers. The unit sales information refers to units sold by the dealers to their customers and is self‑reported data by the dealers to us. The information disclosed does not represent our revenue on sales to our customers. Average transaction price is information generated by a third-party, J.D. Power Information Source, from its survey of dealers, and represents the average transaction price of the dealer sales to their customers. Analysts look to this information to determine whether retail volumes exceed market expectations, to predict dealer inventory, and evaluate pricing trends. Although a trend of improved dealer sales or higher dealer transaction price can boost investor confidence in Ford, it is not our reported revenue.

Ford Motor Company
December 1, 2017

We acknowledge that U.S. sales volume is an indicator of demand for our different types of vehicles and can show trends. Accordingly, beginning with our 2017 Form 10-K Report and subsequent Form 10-Q Reports, we will include a tabular disclosure in our MD&A that shows U.S. sales volume and U.S. wholesales segregated by Truck, SUV, and Car sales. The table, as it would have appeared in our Form 10-Q Report for the quarter ended September 30, 2017, is as follows:

THIRD QUARTER 2017 SALES
	Total Vehicle	Truck	SUV	Car
U.S. Sales	632,357	281,130	205,398	145,829
U.S. Wholesales	550,096	247,457	188,807	113,832

We will include with the table, as well as in our monthly sales report, a footnote to explain that the U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) governments, and (iii) Ford management.

2.	As Referenced In Our October 3, 2017 Strategic Update, We Plan To Have New Sources Of Revenue In The Future

During the October 3, 2017 Strategic Update, our CEO, Jim Hackett, provided the market with information about how we plan to re-base revenue growth assumptions and allocate capital where Ford can win in the future by detailing how we will leverage our unique product strengths, trusted brand, and global footprint. The strategic update provided the market with a vision that resulted from our new CEO’s 100-day study. The update emphasized our goal to develop a diverse portfolio of revenue streams in the future, instead of relying so heavily on today’s predominant source of revenue and profit – new vehicles, parts, and accessories. A diverse portfolio of future products and services will allow us to re-base revenue, attack costs, and grow profitably.

In the update, our CEO further explained that we plan to reallocate capital from cars to SUVs and trucks that we do not sell in our major markets today, including the Ranger and EcoSport in North America and the all-new Bronco. The reallocation of capital investment will be facilitated by actions such as leveraging our global manufacturing footprint allowing us to re‑source our low margin cars to low-cost locations. The example provided was our plan to build the next-generation Focus for North America in China, saving capital investment and ongoing costs. In addition, we announced that we plan to reduce internal combustion engine capital expenditures (our existing vehicle powertrain) and redeploy that capital into electrification while also accelerating the introduction of connected, smart vehicles and services. The redeployment of resources will be made possible by reducing automotive cost growth, increasing the use of common parts across the full line of vehicles, reducing complexity, and building fewer prototypes. We also announced our plan to expand electric vehicle revenue opportunities by focusing on an ecosystem of products and services for electric vehicles and the unique opportunities they provide.

While we presented a vision for the future and opportunities to grow revenue and profit on October 3rd, we did not present any information regarding revenue associated with our existing portfolio of cars, SUVs, and trucks. Top-line revenue by product line or vehicle classification has not been our focus when allocating resources or deciding where to invest. Instead, we have always depended on the entire portfolio of vehicles and optimizing returns, given the high costs of entry in our industry and the regulatory environment. Our CEO presented a slide depicting how we plan to evolve our portfolio of products and services to optimize returns. As our portfolio of products and services evolves, and we begin earning revenue from the future opportunities that were identified – electric and autonomous vehicles, smart and connected services, and digital services – we will modify our disclosures based on our evaluation of how the nature, amount, timing, and uncertainty of cash flows from those new revenue sources may be impacted by economic factors to which they are most sensitive.

Ford Motor Company
December 1, 2017

3.	We Highlight Trends During Our Earnings Calls

Consistent with our historical earnings calls, references to strong performance address units sold to dealers and our overall Automotive segment margin. Through a series of analytical exercises conducted annually, we can estimate revenue and margin trends on our vehicle lines. This information, though, does not meet the level of precision required for financial reporting. Therefore, during our earnings events, we only present revenue by segment and geography.

* * *

During our efforts to implement ASC 606 and the requisite disclosures, we evaluated the revenue data we use to internally manage and evaluate business performance, as well as the information provided externally regarding the sources of revenue. We also paid close attention to the objective of the standard – to report useful information to the users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. As a result, in addition to the information we provide to our CODM and historically provided in other communications, we decided to further disaggregate revenue based on six key elements of our contracts:

•	What product or service was being offered under the contract

•	Whether the customer was a dealer or a retail customer

•	When cash was collected

•	When revenue was recognized

•	Whether the amount we received was fixed or varied, and

•	Whether the contract involved significant ongoing performance obligations

Given all that we reviewed and considered, we concluded that revenue disaggregated based on these elements was the most meaningful information to the users of our financial statements.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 322-0282.

Sincerely,

/s/ Bob Shanks

Bob Shanks